

FRASER MILNER CASGRAIN LLP

Catherine Pham
Direct Line: 416-863-4444
catherine.pham@fmc-law.com



04045297

September 27, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs/Mesdames:

Subject: **Jannock Properties Limited (File No. 82-5062)**
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

    (a)   Press Release dated September 21, 2004; and

    (b)   Material Change Report dated September 27, 2004.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

1 First Canadian Place   100 King Street West   Toronto ON Canada M5X 1B2   Telephone (416) 863-4511   Fax (416) 863-4592   www.fmc-law.com

Montréal   Ottawa   Toronto   Edmonton   Calgary   Vancouver   New York

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Catherine Pham

CP/lb
Enclosures

cc: Brian Jamieson, Jannock Properties Limited
       Richard Scott, Fraser Milner Casgrain LLP
       Barb Ross, Fraser Milner Casgrain LLP

2351416_1.DOC

1 First Canadian Place, 100 King Street West Toronto ON Canada M5X 1B2 Telephone (416) 863-4511 Fax (416) 863-4592 www.fmc-law.com

Montréal Ottawa Toronto Edmonton Calgary Vancouver New York



Jannock Properties Limited

Press Release

September 21, 2004

Jannock Properties Limited reports completion of sale of 221-acre Britannia site.

TORONTO, ONTARIO—Jannock Properties Limited today announced that it has completed the sale of its 221-acre Britannia Road property in Mississauga to Orlando Corporation for $22 million cash.

The Company expects that it will be in a position to make a significant distribution to shareholders in the Fourth Quarter of this year. However, the amount and the timing of such a distribution have not yet been determined.

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited's shares are listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN) and each unit currently consists of a combination of one Class B common share and 150 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact   Brian Jamieson
               (905) 821-4464
               bjamie@jannockproperties.com

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1.   **Name and Address of Company**

Jannock Properties Limited
2121 Britannia Road West, Unit 2
Streetsville, Ontario
L5M 2G6

Item 2.   **Date of Material Change**

September 20, 2004

Item 3.   **News Release**

A news release disclosing the nature and substance of the material change was
disseminated via CCNMatthews on September 21, 2004.

Item 4.   **Summary of Material Change**

See Item 5.

Item 5.   **Full Description of Material Change**

Jannock Properties Limited has completed the previously announced sale of its 221-acre
Britannia Road property in Mississauga, Ontario to Orlando Corporation for $22 million
cash.

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

Brian Jamieson
Chief Financial Officer
(905) 821-4464
bjamie@jannockproperties.com

Item 9.   **Date of Report**

September 27, 2004

TorDocs_2348634_11.DOC